UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CHICAGO MERCANTILE EXCHANGE HOLDINGS INC.

(Name of Subject Company (Issuer))

CHICAGO MERCANTILE EXCHANGE HOLDINGS INC.

(Issuer)

(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

Class A Common Stock, $0.01 par value per

share (including rights to acquire Series A

Junior Participating Preferred Stock

pursuant to our rights plan)

(Title of Class of Securities)

167760107

(CUSIP Number of Class of Securities)

Kathleen M. Cronin, Esq.

Managing Director, General Counsel and Corporate Secretary

Chicago Mercantile Exchange Holdings Inc.

20 South Wacker Drive

Chicago, Illinois 60606

(312) 930-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Rodd M. Schreiber, Esq.

Susan S. Hassan, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

333 West Wacker Drive

Chicago, Illinois 60606

Telephone: (312) 407-0700

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not applicable*	Not applicable*

* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

This Tender Offer Statement on Schedule TO relates to pre-commencement communications in connection with the planned tender offer by Chicago Mercantile Exchange Holdings Inc., a Delaware corporation (“CME Holdings”), to purchase 6,250,000 shares of its Class A Common Stock, $0.01 par value per share (the “Shares”), or such lesser number of Shares as is properly tendered and not properly withdrawn, at a price of $560.00 per Share, without interest, subject to and following the closing of the proposed merger (the “Merger”) of CBOT Holdings, Inc., a Delaware corporation (“CBOT Holdings”), with and into CME Holdings. The tender offer will be made only if the Merger is consummated. Subject to and following the closing of the Merger, CME will change its name to “CME Group Inc.” but will continue to trade on the New York Stock Exchange and the Nasdaq Global Select Market under the ticker symbol “CME”. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.

Item 12. Exhibits.

Exhibit Number	Description

(a)(5)(i)	Joint Press Release (“CME and CBOT Revise Merger Agreement to Provide Increased Value to CBOT Shareholders”), dated June 14, 2007, of Chicago Mercantile Exchange Holdings Inc. and CBOT Holdings, Inc. (incorporated by reference to Exhibit 99.1 to the Chicago Mercantile Exchange Holdings Inc. Current Report on Form 8-K filed on June 14, 2007).

(a)(5)(ii)	Letter to Members, dated June 14, 2007, of Chicago Mercantile Exchange Holdings Inc. (incorporated by reference to the filing by Chicago Mercantile Exchange Holdings Inc. pursuant to Rule 425 on June 14, 2007).

(a)(5)(iii)	Employee Letter, dated June 14, 2007, of Chicago Mercantile Exchange Holdings Inc. (incorporated by reference to the filing by Chicago Mercantile Exchange Holdings Inc. pursuant to Rule 425 on June 14, 2007).

(a)(5)(iv)	Analyst Presentation, dated June 14, 2007, of Chicago Mercantile Exchange Holdings Inc. (incorporated by reference to the filing by Chicago Mercantile Exchange Holdings Inc. pursuant to Rule 425 on June 14, 2007).

(a)(5)(v)	Prepared Remarks for the Analyst Call of Chicago Mercantile Exchange Holdings Held June 14, 2007 (incorporated by reference to the filing by Chicago Mercantile Exchange Holdings Inc. pursuant to Rule 425 on June 14, 2007).

EXHIBIT INDEX

Exhibit Number	Description
(a)(5)(i)	Joint Press Release (“CME and CBOT Revise Merger Agreement to Provide Increased Value to CBOT Shareholders”), dated June 14, 2007, of Chicago Mercantile Exchange Holdings Inc. and CBOT Holdings, Inc. (incorporated by reference to Exhibit 99.1 to the Chicago Mercantile Exchange Holdings Inc. Current Report on Form 8-K filed on June 14, 2007).

(a)(5)(ii)	Letter to Members, dated June 14, 2007, of Chicago Mercantile Exchange Holdings Inc. (incorporated by reference to the filing by Chicago Mercantile Exchange Holdings Inc. pursuant to Rule 425 on June 14, 2007).

(a)(5)(iii)	Employee Letter, dated June 14, 2007, of Chicago Mercantile Exchange Holdings Inc. (incorporated by reference to the filing by Chicago Mercantile Exchange Holdings Inc. pursuant to Rule 425 on June 14, 2007).

(a)(5)(iv)	Analyst Presentation, dated June 14, 2007, of Chicago Mercantile Exchange Holdings Inc. (incorporated by reference to the filing by Chicago Mercantile Exchange Holdings Inc. pursuant to Rule 425 on June 14, 2007).

(a)(5)(v)	Prepared Remarks for the Analyst Call of Chicago Mercantile Exchange Holdings Held June 14, 2007 (incorporated by reference to the filing by Chicago Mercantile Exchange Holdings Inc. pursuant to Rule 425 on June 14, 2007).